Exhibit 99.32

Village Farms International Announces Amendment to Pure Sunfarms’ Cultivation License, Substantially Expanding Cannabis Production Area to 225,000 Square Feet

VANCOUVER, June 27, 2018 /CNW/ – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF) (OTC: VFFIF) and Emerald Health Therapeutics, Inc. (TSXV:EMH; OTCQX:EMHTF) (“Emerald”) today announced that their 50/50 joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, received from Health Canada an amendment to its cultivation license for its Delta 3 greenhouse in Delta, BC. This amendment permits Pure Sunfarms to substantially expand its cannabis production to 225,000 square feet of the 1.1-million square foot Delta 3 production facility.

In mid-May, Pure Sunfarms initiated commercial-scale production on 130,000 square feet at the Delta 3 greenhouse, which is now fully utilized, with harvesting expected to begin in August. Planting in the newly-licensed area will commence this week and is expected to be completed by the end of July. Pure Sunfarms expects to have the full 1.1 million square foot Delta 3 facility, one of the single largest cannabis growing facilities in the world, converted to cannabis production by year end.

The technologically-advanced Delta 3 greenhouse design is based on decades of large-scale, low-cost agricultural production experience and extensive cannabis expertise, resulting in a state-of-the-art facility with 17 grow rooms optimized for year-round harvesting (more than 85 harvests annually) and an automated process line encompassing harvesting, trimming, drying and packaging. The greenhouse is designed to cultivate more than 200,000 cannabis plants concurrently.

“We are thrilled to expand Pure Sunfarms’ production area to 225,000 square feet,” said Michael DeGiglio, Director, Pure Sunfarms and CEO of Village Farms. “Leveraging Village Farms’ deep experience designing greenhouse operations globally for high-value crops, Pure Sunfarms has developed the Delta 3 greenhouse to optimize operating conditions for the highest quality and yield with continuous year-round harvesting. We are not surprised to see our first commercial-scale crop thriving in this environment and remain firmly on track for our production targets in 2018 and beyond.”

“The Delta 3 production facility is maturing at an outstanding pace thanks to our senior cultivation, financial, and operational teams. We are making great strides to achieve large-volume, high-quality, low-cost cannabis production and anticipate receiving our sales license before the onset of recreational sales on October 17th,” said Chris Wagner, Director, Pure Sunfarms, and CEO of Emerald Health Therapeutics. “With the Canadian government’s historic legalization of adult-use cannabis, we are focused on meeting the needs of both medical and recreational consumers in this new era of cannabis regulation.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics (TSXV: EMH; OTCQX: EMHTF; Frankfurt: TBD) is a Licensed Producer under Canada’s Access to Cannabis for Medical Purposes Regulations and produces and sells dried cannabis and cannabis oil for medical purposes. Emerald is preparing to serve the anticipated legal Canadian adult-use cannabis market starting in 2018. Emerald owns 50% of Pure Sunfarms, which is converting a licensed existing 1.1 million square foot greenhouse in Delta, BC and is now in commercial production. It owns Agro-Biotech, a Québec-based licensed cannabis grower with a 75,000 square foot indoor facility and is planning to add a 500,000 square foot greenhouse in Metro Vancouver. Emerald’s team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing value-added cannabis-based products with potential wellness and medical benefits. Emerald is part of the Emerald Health group, which is broadly focused on developing pharmaceutical, botanical, and nutraceutical products that may provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. With more than 750 years of accumulated master grower experience coupled with advanced proprietary technology and environmentally sustainable growing practices, Village Farms is highly resource efficient. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from its large-scale Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in BC, Ontario, and Mexico.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this press release include, but are not limited to, statements with respect to closing of the Offering and the intended use of proceeds therefrom.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2018/27/c7150.html

%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936-1190, ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 07:00e 27-JUN-18